February 28, 2007
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Princeton Review, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 File No. 032469
Dear Mr. Spirgel:
On behalf of The Princeton Review, Inc. (the “Company” or the “Issuer”), we are providing this letter to you to further respond to your letter, dated July 27, 2006, received from the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Annual Report.”)1
In regards to your specific questions, we have set forth the Staff’s comments below followed by the Company’s responses:
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 7 — Series B-1 Preferred Stock
2. Tell us in details your analysis of the provisions of EITF 00-19 and SFAS 133 with respect to the accounting for the convertible Series B-1 Preferred Stock.
We closely analyzed the terms of the Series B-1 Preferred Stock (“Preferred Stock”) and related warrant considering the provisions of Statement of Financial Accounting Standard No. 133 “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133), including implementation guidance in DIG Issue B16, “Embedded Derivatives: Calls and

1The Company previously corresponded with the SEC’s Division of Corporation Finance in letters dated October 27, 2006 and December 1, 2006 with respect to the matters discussed herein. This letter supersedes such prior correspondence and reflects the Company’s revised analysis and conclusions, based in part on several discussions with SEC Staff (including the stated preference of the staff in the Office of the Chief Accountant of the SEC) regarding the appropriate accounting treatment for the Preferred Stock.

Mr. Larry Spirgel
February 28, 2007

Puts in Debt Instruments,” (B16), Emerging Issues Task Force Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19), Emerging Issues Task Force Issue No 05-02, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19” (EITF 05-02). We also considered the SEC’s Division of Corporation Finance’s “Current Accounting and Disclosure Issues,” published on the SEC’s website and comments made by SEC staff at the 2005 AICPA Year-end SEC & PCAOB Conference regarding steps for evaluating classification and measurement of embedded conversion options and instruments that could be used to purchase registrants’ stock.
Based on our analysis, we have concluded that the Preferred Stock was properly accounted for as “Mezzanine Equity” consistent with the SEC’s Accounting Series Release No 268, “Presentation in Financial Statements of Redeemable Preferred Stocks” (ASR 268), and Emerging Issues Task Force Issue D-98, “Classification and Measurement of Redeemable Securities (“EITF D-98”). However, the Company did not properly account for certain embedded derivatives and the separate rights granted to the holder of the Preferred Stock, simultaneously with the issuance of the Preferred Stock, to acquire additional shares of preferred stock (hereinafter referred to as the “warrant”).
Under SFAS 133, the Preferred Stock is a “hybrid instrument” that is more akin to debt than equity. The Preferred Stock was issued with a purchase warrant that entitled the holder to purchase additional shares of Preferred Stock. In addition, the Preferred Stock contains the following embedded derivatives:
• Holder’s conversion option
• Holder’s redemption option
• Issuer’s redemption option
• LIBOR-indexed dividend provision
• “Make whole” provision
The holder’s conversion option is equity-based and the host instrument is more akin to debt than equity. Therefore, the economic characteristics of the embedded conversion option are not clearly and closely related to the debt host and the criteria in SFAS 133, paragraph 12(a) is not met. Furthermore, because the conversion option does not meet the criteria in EITF 00-19 for equity treatment, it does not qualify for the scope exemption in SFAS 133, paragraph 11(a). Accordingly, this embedded derivative should be bifurcated.
The holder’s redemption (put) option that requires the Issuer to reacquire the Preferred Stock is considered clearly and closely related to the debt host instrument. Therefore, it should not be accounted for separately from the Preferred Stock host instrument.

Mr. Larry Spirgel
February 28, 2007

The Issuer’s redemption option is considered clearly and closely related to the debt host instrument. Therefore, it should not be accounted for separately from the Preferred Stock host instrument.
The LIBOR-indexed dividend provision that applies when that rate is higher than 5% is an interest-rate index that is clearly and closely related to the debt-like host Preferred Stock. Therefore, it should not be accounted for separately. The same analysis applies to several other dividend-related features.
The “make whole” provision (alternatively called the “holder’s contingent redemption (put) option”), relating to a business combination and certain other events that might constitute a change of control could require the Issuer to settle the Preferred Stock at its conversion value, redemption value or 160% of its face amount. This term is a put feature that is not clearly and closely related to the Preferred Stock debt host. Therefore, it should be bifurcated and accounted for separately from the host instrument as a liability.
The features identified above as embedded derivatives requiring bifurcation (the conversion option and make whole provision) should be separated from the host instrument and accounted for on a combined basis at fair value and subsequently accounted for as a single freestanding derivative.
In addition, when the Preferred Stock was issued, the Company issued a legally detachable and separately exercisable warrant that enabled the holder to purchase additional preferred shares. As this warrant is for underlying shares that are contingently puttable, the warrant requires allocation of the initial proceeds at its fair value, and classification as a liability that is marked to market each period with the changes reflected in earnings.
Because the Company did not separately account for the embedded derivatives and warrant, and the estimated fair value of these items is considered by the Company to be material, the Company has determined that it will restate its previously issued financial statements. Accordingly, the Company will file an amended Form 10-K for the year ended December 31, 2005, and amended Form 10-Q’s for the first and second quarter of 2006 to effect these restatements.
Our detailed accounting analysis is attached.
Management has discussed these matters with the Company’s Audit Committee and the Audit Committee concurs with management’s conclusions regarding the accounting treatment discussed herein. Additionally, Ernst & Young LLP, the Company’s independent registered public accounting firm, has discussed the issues addressed in this letter with Ernst & Young’s national office, and has advised the Audit Committee that Ernst & Young concurs with management’s conclusions expressed herein.

Mr. Larry Spirgel
February 28, 2007

In providing you with this response, we wish to acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. We understand that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Furthermore, we recognize that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the Staff have questions with respect to the above response or attached analysis, please do not hesitate to contact me at (212) 874-8282 x1134.
Sincerely,

/s/ Stephen Melvin
Stephen Melvin
Chief Financial Officer and Treasurer

Copies to:
Cathy Cole
Stephanie Hunsaker
Yvette Leon
Nasreen Muhammed

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
Facts
The Company issued 10,000 shares of Series B-1 Cumulative, Convertible, Redeemable Preferred Stock with a Stated Value of $1,000 per share on June 4, 2004. The Preferred Stock was sold to Fletcher International LTD in a private placement for $10,000,000 (“Stated Value”), and subsequently sold (together with all related rights) by Fletcher International LTD to Bear, Stearns and Co., Inc. (the “Holder”) on January 31, 2007 for consideration that has not been disclosed to the Company.2 The following terms are included in the financial instrument:
•	Holder Conversion Option — The Preferred Stock is convertible into the Company’s Common Stock at the option of the Holder at any time. The initial conversion price was $11.00, but was decreased to $9.9275 due to a delay in the effectiveness of the registration statement. The Company may be required to reduce the conversion price upon certain issuances of Common Stock at a price below the conversion price. The Company is also required to reduce the conversion price upon a continuing failure to maintain certain registration requirements and following a restatement that occurs within a certain period of time after the acquisition of the Preferred Stock by the Holder or a conversion of any of the Preferred Stock. As a result of the Company’s failure to maintain the registration statement current resulting from the Company’s decision to restate its financial statements to correct its accounting for the Preferred Stock, the conversion price was reduced to $8.5116 during February, 2007.
•	Holder Redemption (Put) Option — At any time on or after November 28, 2005, the Holder may require the Company to redeem any or all shares of the Preferred Stock. The Preferred Stock is redeemable for the Company’s registered Common Stock unless the Company provides notice of its election to redeem the Preferred Stock for cash. If registered Common Stock is not available or the Company is unable to make certain representations, the Preferred Stock must be redeemed for cash. If the redemption of the preferred shares is settled in Common Stock, the number of common shares to be delivered will equal the stated value of the Preferred Stock redeemed (plus accrued dividends) divided by 102.5% of the average Common Stock price during the 30-day period ending on the third business day before the redemption date, but not greater than the average price for any 10 of those days. If the preferred shares are redeemed for cash, the Company will deliver cash equal to the product of the number of shares of Common Stock that would have been issuable (had such redemption been for stock) and the closing price of the Common Stock on the redemption notice date. Therefore, the economic value of settlement is the same under either settlement alternative.

2 Other than the terms included in its Preferred Stock, the Company has no other debt instruments, preferred stock, conversion options or warrants outstanding that would require the Company to issue additional shares of its Common Stock or Preferred Stock.

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
•	Issuer Redemption (Call) Option — At any time on or after the ten-year anniversary of its issuance (June 4, 2014), the Company may elect to redeem the Preferred Stock. If the Company exercises its redemption option, the Holder will receive funds equal to the product of: (1) the number of shares of Preferred Stock redeemed and (2) the stated value of $1,000 per share, plus accrued and unpaid dividends. The Company’s redemption option may only be settled in cash.
•	LIBOR-Indexed Dividend Provision — The Preferred Stock pays dividends equal to the product of the stated value outstanding and the greater of either 5% or 3-month LIBOR + 150 basis points. The Company can elect to pay the dividend either in shares of registered Common Stock or in cash. Dividends are payable at each calendar quarter-end date.
The Preferred Stock agreement also requires the payment of a penalty dividend rate of 15% in the events of a) an initial failure to register the Common Stock underlying the Preferred Stock (which is payable for up to 30 days), and b) if the Company is in arrears for greater than two quarterly dividends or has failed to redeem or convert any Preferred Stock when obligated to do so, which is payable until the obligation has been satisfied.
•	Make Whole Provision — In the event that the Company is party to one of several transactions[3] classified as a “business combination,” upon consummation of the transaction, the Holder is entitled to receive (at the Holder’s election)
a)	the consideration to which the Holder would have been entitled had it converted the Preferred Stock into Common Stock immediately prior to consummation,

b)	the consideration to which the Holder would have been entitled had it redeemed the Preferred Stock for Common Stock immediately prior to consummation, or

c)	cash, initially equal to 160% of the aggregate redemption amount of the Preferred Stock less 5% of the redemption amount for each full year the Preferred Stock was outstanding.

3 The transactions that are considered a business combination event are:
(a) any acquisition of the Company by means of merger or other form of corporate reorganization in which outstanding shares of the Company are exchanged for securities or other consideration issued, (b) a sale of all or substantially all of the assets of the Company (on a consolidated basis) in a single transaction or series of related transactions, (c) any other transaction or series of related transactions by the Company in which the power to cast the majority of the eligible votes at a meeting of the Company’s shareholders at which directors are elected is transferred to a single entity or group acting in concert, or (d) certain capital reorganizations or reclassifications of the Company’s Common Stock or other securities.

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
•	The Preferred Stock also entitles the holder thereof to an adjustment to the conversion price if (a) the registration statement relating to the Company’s Common Stock issuable upon conversion or redemption of the Preferred Stock is not declared effective within a certain time period or (b) the effectiveness of such registration statement is not maintained during the required time period in accordance with the terms of the agreement. In such case, the conversion price will be reduced by 5% for each month in which these requirements are not met, provided that, as discussed above, if the registration statement initially did not become effective due to the fact that the Commission commented on the registration statement, the dividend rate on the Preferred Stock would increase to a fixed rate of 15% during the first 30 days of such failure of effectiveness in lieu of the 5% reduction in the conversion price. After such 30-day period, however, if the delay in effectiveness continued, the dividend rate would revert back to the standard dividend rate and the conversion price reduction penalties would be triggered. These features are discussed together with the discussion about the embedded derivative relating to the fixed dividend rate. [4]
In addition to the Preferred Stock, the Company issued a purchase warrant as a separate right to purchase up to 20,000 shares of additional Preferred Stock at a price of $1,000 per share. The additional Preferred Stock that will be issued upon exercise of the warrant is similar to the Preferred Stock initially issued, except the conversion price will be the greater of $8.5116 or 92.85% of the prevailing price of the Common Stock at the time of exercise. (Originally, the conversion price would have been $11 or 120% of the prevailing price of the Common Stock, but these terms were adjusted due to the delay in the registration of the Common Stock into which the Preferred Stock is convertible and the inability to keep the registration statement current due to the necessity of a restatement of the Company’s financial statements). These rights provided by the warrant are exercisable by the Holder for a two-year period (extended by one day for every day the registration statement is unavailable for sales by the Holder), beginning July 1, 2005.
In its Form 10-K dated December 31, 2005, the Company reported the Preferred Stock in its balance sheet as “mezzanine equity.” The Preferred Stock was not included in the Stockholder’s Equity section or classified as a liability. Detailed disclosures about the nature of the instrument and its redemption terms were provided in Note 7 to the financial statements. The Preferred Stock has been accounted for at amortized cost and therefore, is not remeasured at fair value with changes in fair value reported in earnings. The

4 Consistent with draft guidance in EITF 05-04, “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19” (EITF 05-04), the Company followed the suggested accounting in View B and assumed that the registration rights agreement and financial instruments agreement should be considered together as a unit. Accordingly, we did not consider the registration rights agreement to be a different derivative that required a separate analysis. We note that the Company considered this guidance at the Staff’s suggestion and that this approach is consistent with guidance given in a speech by Todd Hardiman, Associate Chief Accountant at the AICPA’s National Conference on Current SEC &PCAOB Developments, December 6, 2005.

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
Company did not separately account for the combined embedded derivatives or the purchase warrant.
Analysis
SFAS 133 defines an embedded derivative as “an implicit or explicit term that affects some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative.” (See SFAS 133, paragraph 12.) SFAS 133 requires embedded derivatives to be accounted for separately from the host contract if all of the following criteria are met:
a)	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

b)	The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value, and

c)	A separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of this Statement. (See SFAS 133, paragraph 12.)
SFAS 133 indicates that “Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholder’s equity in its statement of financial position” would not be considered a derivative. (See SFAS 133, paragraph 11(a).)
SFAS 133 also indicates that:
“ . . . an embedded derivative instrument in which the underlying is an interest rate or interest rate index that alters net interest payments that otherwise would be paid or received on an interest-bearing host contract is considered to be clearly and closely related to the host contract unless . . . The embedded derivative could at least double the investor’s initial rate of return on the host contract and could also result in a rate of return that is at least twice what otherwise would be the market return for a contract that has the same terms as the host contract and that involves a debtor with a similar credit quality at inception. (See SFAS 133, paragraph 13.)
SFAS 133 provides specific guidance on the treatment of calls and puts in debt instruments:
“. . . Call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
requires principal repayments unless both (1) the debt involves a substantial premium or discount (which is common with zero-coupon bonds) and (2) the put or call option is only contingently exercisable, provided the call options (or put options) are also considered to be clearly and closely related to the debt host contract under paragraph 13. Thus, if a substantial premium or discount is not involved, embedded calls and puts (including contingent call or put options that are not exercisable unless an event of default occurs) would not be separated from the host contract. However, for contingently exercisable calls and puts to be considered clearly and closely related, they can be indexed only to interest rates or credit risk, not some extraneous event or factor. . .” (See SFAS 133, paragraph 61(d).)
EITF 00-19 provides the accounting criteria for determining whether an embedded derivative would qualify for the SFAS 133 paragraph 11(a) exclusion:
The Task Force observed that, pursuant to paragraphs 11(a) and 12(c) of Statement 133, if an embedded derivative is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it was a freestanding derivative, that embedded derivative is not considered a derivative for purposes of Statement 133. The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12—32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). However, the Task Force observed that the requirements of paragraphs 12—32 of this Issue do apply when an issuer is evaluating whether any other embedded derivative instrument is an equity instrument and thereby excluded from the scope of Statement 133. (See EITF 00-19, paragraph 4).
EITF 00-19 also provides accounting guidance regarding the accounting treatment for the classification of instruments as temporary equity:
“Equity instruments — temporary equity
For public companies, contracts that (a) require that the company deliver cash as part of a physical settlement, (b) give the company a choice of either net-cash settlement or physical settlement that requires that the company deliver cash, or (c) give the counterparty a choice of either net-share settlement or physical settlement that requires that the company deliver cash should be initially measured at fair value and reported in permanent equity, and an amount equal to the cash redemption amount under the physical settlement should be transferred to temporary equity.” (See EITF 00-19, paragraph 9.)

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
In addition, EIF 00-19 paragraph 14 indicates that if the Company is required to deliver registered shares to settle a contract, it would not meet the criteria for equity classification:
“ . . . The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18 below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability.” (See EITF 00-19, paragraph 14.)
In addition, EITF 00-19, paragraph 20 notes:
“ . . . If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares, and therefore, net-share settlement is not within the control of the company.” See EITF 00-19, paragraph 20.)
EITF 05-02 provides guidance on whether a conversion option is considered “conventional”:
“Instruments that contain ‘standard’ antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R)) 2 that are designed to maintain the value of he conversion option.”
2 Statement 123(R) defines an equity restructuring as a “non reciprocal transaction between an entity and its shareholders that cause the per-share fair value of the shares underlying the option or similar award to change, such as a stock dividend, stock split, spinoff, rights offering or recapitulation through a large, nonrecurring cash dividend.” (See EITF 05-02, paragraph 8).
In determining whether an embedded derivative should be accounted for separately, the first step in our analysis was to determine the type of “host” instrument in the hybrid Preferred Stock. SFAS 133 provides the following guidance for analyzing embedded derivatives within convertible preferred stock:
“Because the changes in fair value of an equity interest and interest rates on a debt instrument are not clearly and closely related, the terms of the preferred stock (other than the conversion option) must be analyzed to determine whether the preferred stock (and thus the potential host contract) is more akin to an equity instrument or a debt instrument. A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.” (See SFAS 133, paragraph 61(l).)

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
The Preferred Stock host instrument has features of both equity (no mandatory redemption date, perpetual life) and debt (non-participating, dividend with minimum fixed rate). Accordingly, judgment was required to determine whether the Preferred Stock host is more akin to debt or equity.
SFAS 133 paragraph 61(l) does not provide specific guidance regarding how to evaluate the embedded derivatives relative to the host instrument in assessing the primary nature of the host instrument. However, based on discussions with SEC staff, we concluded that the host instrument is more akin to debt than equity. In reaching this conclusion, we gave significant weight to the requirement that the dividends be paid, regardless of whether declared, and the penalty dividend rate payable under certain circumstances.
Given that the host instrument is considered more akin to debt, the Company analyzed each of the embedded terms to determine the appropriate accounting, taking the following steps:
1.	Determine whether the embedded provision meets the definition of a derivative (SFAS 133 paragraph 12(c).)

2.	For embedded terms that meet the definition of a derivative, analyze whether the economic characteristics of the embedded derivative are clearly and closely related to the Preferred Stock host instrument. (SFAS 133 paragraph 12(a).)

3.	Assuming all the criteria in SFAS 133 paragraph 12 are met[5], analyze whether any embedded derivative that is not clearly and closely related to the host meets the criteria for any scope exceptions from SFAS 133 (for example, the paragraph 11(a) scope exception, including the criteria specified in EITF 00-19, if applicable).
1. Holder’s Equity Conversion Option
The Holder’s option to convert its investment into common shares (equity) meets the definition of a derivative because it has an underlying (the Company’s Common Stock), has a notional amount (909,091 shares at initial issuance), requires no initial net investment6 and can be settled in cash. The conversion option is equity-based and the host instrument is mezzanine equity, but more akin to debt than equity.

5 Because the Company’s Preferred Stock is not remeasured at fair value, the criteria in paragraph 12(b) are met in all cases and were not considered further in our analysis.
6 The initial net investment for a hybrid instrument is not considered to be the initial net investment in the embedded derivative (See SFAS 133 paragraph 12(c).)

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
Under the terms of the registration rights provisions contained in the Preferred Stock purchase agreement, the conversion price will decrease by 5% every month that the stipulated registration requirements of the Company’s Common Stock issuable upon conversion or redemption of the Preferred Stock are not maintained. Accordingly, because the conversion option is not into a fixed number of shares, the conversion option is not considered “conventional” as defined in EITF 05-02. Therefore, the criteria in EITF 00-19 must be applied to determine if the conversion option meets the criteria to be classified as equity and eligible for the paragraph 11(a) exception. Since the Preferred Stock requires the Company to deliver registered shares upon exercise of the conversion option, the conversion option is not eligible for the paragraph 11(a) exception.
Accordingly, because the embedded conversion option is an equity-based derivative, and the preferred stock host is more akin to debt, the conversion option is not considered clearly and closely related to the host instrument and must be bifurcated. Since the conversion option will be bifurcated, there is no consideration given to any beneficial conversion features. Subsequent changes in the conversion option due to resets of the conversion rate or conversion price would be reflected in earnings through the mark-to-market.
2. Holder’s Redemption (Put) Option
The redemption option meets SFAS 133’s definition of a derivative because it has an underlying, a notional amount ($10,000,000) no initial net investment, and can be settled in cash. Therefore, the criteria in paragraph 12(c) is met.
As discussed earlier, the Preferred Stock host is more akin to debt than equity. SFAS 133, paragraph 61(d) states that calls and puts that can accelerate the repayment of principal on a debt instrument are considered clearly and closely related to a debt host contract unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable, provided the call options or put options are also considered clearly and closely related to the debt host under paragraph 13. Further, paragraph 61(d) states that for contingently exercisable calls and puts to be considered clearly and closely related, they can only be indexed to interest rates or credit risk, not some extraneous event or factor. (See SFAS 133, paragraph 61(d) and Statement 133 Implementation Issue B16.”)
Although the Company’s Preferred Stock was issued at a discount as a result of allocating the initial $10,000,000 proceeds between the Preferred Stock and Purchase Warrant, that discount only amounted to $227,500 or 2.3%, which the Company does not consider to be “substantial” relative to the face amount of the preferred stock of $10,000,000. Furthermore, when exercised, the redemption option requires the Company to deliver shares of registered Common Stock or cash at the Company’s option, assuming specified conditions are met. The number of shares to be delivered in a stock redemption equals

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
the face amount of the Preferred Stock redeemed divided by 102.5% of the average stock price for the preceding 30 business days. In other words, for every $100 redeemed, the company is obligated to provide Common Stock equal to approximately $97.56 in value. If the Company elects to redeem the Preferred Stock in cash, it must deliver cash equal to the value of the stock that would have been delivered on the redemption notice date. Based on these terms, the fair value of the compensation (either cash or shares) delivered upon redemption is fixed and not indexed to an extraneous event or factor.
Finally, as discussed in SFAS 133 paragraph 13, there is no “possible future interest rate scenario” in which the return to the investor upon exercise of the put would result in the investor earning at least double the initial rate of return on the host contract and which is “at least twice what otherwise would be the then-current market return.” Accordingly, the criteria in SFAS 133 paragraph 13(b) is not applicable.
Based on analysis of SFAS 133 paragraph 61(d) and DIG Issue B16, the criteria in SFAS 133 paragraph 12(a) is not met. Accordingly, the redemption feature should be considered clearly and closely related to the Preferred Stock host and would not have to be accounted for separately.
3. Issuer’s Redemption (Call) Option
Exercise of the Issuer’s redemption option results in settlement of the option for the stated value per share plus an amount equal to all accrued but unpaid dividends thereon, whether or not declared. This settlement can be made only in cash. Accordingly, essentially the same analysis used for the Holder’s redemption option (i.e., SFAS 133 paragraph 61(d) and the four-step process in DIG Issue B16) is applicable for the Issuer’s redemption option. Specifically, the Issuer’s redemption meets SFAS 133’s definition of a derivative, because it has an underlying, a notional amount, no initial net investment and can be settled in cash. Because the amount of settlement is not indexed to an extraneous event or factor and there is not a future interest rate scenario in which settlement of the call option would result in the Holder earning more than twice the market rate of return for a similar instrument, the embedded call option is considered clearly and closely related to the debt host and it would not have to be accounted for separately.
4. LIBOR-Indexed Dividend Provision and Other Dividend Provisions
The LIBOR-Indexed Dividend provision related to the excess above the 5% fixed dividend rate meets SFAS 133’s criteria for derivative classification because it has an underlying (the LIBOR index), has a notional amount ($10,000,000), requires no initial net investment, and is settled in cash.
SFAS 133 indicates that an embedded derivative in which the underlying is an interest rate or interest rate index and a host contract that is considered a debt instrument are

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
generally considered to be clearly and closely related. (See SFAS 133, paragraph 61(a)) Accordingly, because the Preferred Stock host instrument is more akin to debt than equity, the economic characteristics of the LIBOR index would be considered clearly and closely related to the economic characteristics of the host Preferred Stock. Therefore, the criterion in SFAS 133, paragraph 12(a) is not met and this term would not have to be accounted for separately from the host instrument. Finally, there is no future interest rate scenario in which the return to the investor upon exercise of the put would result in the investor earning at least double the initial rate of return on the host contract and more than twice the then current market return. Accordingly, the criteria in SFAS 133 paragraph 13(b) is not applicable.
15% Penalty Dividend
Failure to Secure Timely Initial Effectiveness of Registration Statement
The Registration Rights provisions of the Preferred Stock agreement require that if the Company fails to meet the initial registration requirements within specified time frames, under circumstances in which such failure resulted from Staff comments on the registration statement, the Company is obligated to pay a penalty dividend rate of 15% (as opposed to the stated rate of the higher of 5% or LIBOR +150 basis points) for a maximum of 30 days, in lieu of the 5% monthly conversion price penalty provision. The Company concluded that the value of this term was immaterial at the inception of the Preferred Stock7 because:
1.	the potential obligation to pay the dividend at the 15% penalty rate was a one-time penalty and would only be paid for a maximum of the first 30 days that the registration failure was not cured, so the maximum amount of the additional required dividend payment was capped at $83,333, and

2.	the Company had up to 88 days (up to 118 days if reviewed by the SEC) under the purchase agreement to cause effectiveness of the registration statement before the penalty dividend rate was triggered.
Since the Company ultimately did have to pay this additional, one-time penalty in the amount of $83,333 on October 31, 2004, there would not have been a material difference, and only a slight timing difference, between accruing the dividend when incurred, as the Company did, and recognizing it at fair value in advance.
Penalty for Failure to Perform

7 Because of delays encountered with the initial registration, the 15% rate did take effect before the initial registration requirements were met. However, at inception, the Company believed the probability of this event occurring was very low.

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
The Certificate of Designation of the Preferred Stock indicates that the dividend rate will increase to an annual rate of 15% if either of the following two conditions are met:
1.	dividends payable on any share of the Preferred Stock are in arrears in an amount greater than two quarterly dividends, or

2.	the Company fails to convert or redeem any shares of Preferred Stock by the date it is obligated to, and such failure is ongoing.
If such events are triggered, the 15% rate would remain in effect until the failure to perform is cured.
The Company believes this term is analogous to a credit-sensitive payment as discussed in SFAS 133 paragraph 61(c), since it is required in the event of a default (failure to pay the dividend or failure to redeem or convert the Preferred Stock), and thus is considered clearly and closely related to the debt host instrument.
However, the Company also notes that it has maintained sufficient liquidity to fulfill its dividend payment obligations throughout the life of the Preferred Stock, and in fact has never missed a dividend payment. In fact, to date the Company has redeemed $4 million of the $10 million preferred shares originally issued, in cash. Accordingly, the Company determined that the probability of incurring the penalty payment under either scenario was remote and that the value of this term was immaterial, and would be immaterial even if determined to require bifurcation as a derivative.
5. Make Whole Provision
The Preferred Stock requires that, in the event the Company is party to certain acquisitions, asset sales, capital reorganizations or other transaction in which the power to cast the majority of eligible votes at a meeting of the Company’s shareholders is transferred to a single entity or group, the Holder is entitled to receive upon consummation (at the Holder’s election):
•	the conversion value of the Preferred Stock,
•	the redemption value of the Preferred Stock, or
•	cash equal to 160% (less 5% of the redemption amount for each year the Preferred Stock was outstanding) of the aggregate redemption amount ($10,000,000).
In other words, if a specified event occurs, the Company could be required to pay at the Holder’s determination, the alternative with the greatest economic value. This is another form of a put option (a contingent put option) held by the Holder.
The make whole provision meets the SFAS 133 definition of a derivative. Specifically, it has an underlying (the business combination or other specified event), has a notional

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
amount ($10,000,000), has a payment provision (the highest of the three economic alternatives, including 160% of the redemption amount), requires no initial net investment at inception, and may be settled in cash.
As discussed earlier, the Preferred Stock host is more akin to debt than equity. SFAS 133, paragraph 61(d) states that calls and puts that can accelerate the repayment of principal on a debt instrument are considered clearly and closely related to a debt host contract unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable, provided the call options or put options are also considered clearly and closely related to the debt host under paragraph 13. Further, paragraph 61(d) states that for contingently exercisable calls and puts to be considered clearly and closely related, they can only be indexed to interest rates or credit risk, not some extraneous event or factor. (See SFAS 133, paragraph 61(d) and Statement 133 Implementation Issue B16.”) Since a contingent event outside the Company’s control can cause the Preferred Stock to be put back to the Company at a significant premium, this make whole provision requires bifurcation.8
Based on our analysis, two of the embedded derivatives — the conversion option, and the make whole provision — should be accounted for separately from the host instrument. Under SFAS 133 Implementation Issue No. B15, “Embedded Derivatives: Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument,” the two embedded derivatives should be bundled into a single derivative instrument and accounted for at fair value.
Warrant Analysis
Simultaneously with the issuance of its Preferred Stock, the Company issued to Fletcher International the right (warrant) to buy up to $20 million of additional Preferred Stock. The warrant is not part of the Certificate of Designation of the Preferred Stock and therefore is separately exercisable. The Holder may assign, pledge or transfer these rights at its sole discretion.

8 The Company discussed the make whole provision with SEC staff and noted that there are other potential interpretations regarding application of the SFAS 133 criteria to this feature of the Preferred Stock, but it still leads to the same conclusion. For example, another interpretation is that, because the derivative is indexed to three economic alternatives, one of which is the conversion value of the Preferred stock, which is an equity-based derivative, the economic characteristics of this provision would not be considered clearly and closely related to the economic characteristics of the debt-like host. As a result, the criteria in paragraph 12(a) is met. Under this interpretation, because the make whole provision meets all the criteria in SFAS 133, paragraph 12, and does not qualify for the SFAS 133 paragraph 11(a) scope exception, the make whole provision would also be bifurcated and accounted for separately as a derivative instrument.
Under either analysis, the make whole provision would be bifurcated from the Preferred Stock host and accounted for separately.

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
Upon exercise of the warrant, the Holder will receive additional shares of Preferred Stock that are essentially the same as the Preferred Stock issued at inception of the transaction. The only difference between the second issuance of Preferred Stock and the original issuance is that the conversion price is currently the greater of $8.5116 or 92.85% of the prevailing price of the Common Stock at the time of exercise in the subsequent issuance. The Holder’s additional preferred shares could be put back to the Issuer, through exercise of the Holder’s put option.
The Company analyzed the warrant consistent with the guidance in the SEC Division of Corporation Finance’s “Current Accounting and Disclosure Issues,” updated December 2005. This guidance indicates: “Before considering the requirements of EITF 00-19, registrants that issue warrants, convertible preferred stock or convertible debt should first determine whether these instruments fall within the scope of FASB Statement No 150. . .” (See “Current Accounting and Disclosure Issues,” page 30.)
Paragraph 11 of SFAS 150 indicates:
“A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled.” (See SFAS 150, paragraph 11.)
This warrant is a financial instrument that embodies an obligation to redeem the Issuer’s equity shares either for common shares or cash due to the holder’s contingent redemption embodied in the Preferred Stock. Accordingly, the warrant should be accounted for as a liability at fair value.
Consistent with the guidance in SFAS 150, the Company will account for the warrant based on its fair value when the Preferred Stock was issued, with the proceeds received from the issuance of the Preferred Stock reduced by the fair value of the warrant to reflect the amount allocated to the warrant.
Valuation of Embedded Derivatives and Warrant9

9 On or about January 31, 2007, ownership of the $6 million shares of then outstanding Series B Preferred Stock along with the separately issued warrant for purchase of up to an additional $20,000,000 Preferred Stock issued simultaneously with the initial issuance of the Preferred Stock was transferred by the original purchaser, Fletcher International, Ltd., to Bear, Stearns & Co. The Company has been unable to determine the value that was assigned to the Preferred Stock and warrant in the transaction. However, it is our understanding that it was part of a larger portfolio transaction between Bear Stearns and Fletcher.

The Princeton Review, Inc.
Series B-1 Preferred Stock
Accounting Analysis
As discussed, two of the embedded derivatives, the Holder conversion option and the make whole provision, should be accounted for separately from the host instrument. Statement 133 Implementation Issue No. B15, “Embedded Derivatives: Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument,” (B15) provides applicable accounting guidance:
If a hybrid instrument contains more than one embedded derivative feature that would individually warrant separate accounting as a derivative instrument under paragraph 12, those embedded derivative features must be bundled together as a single, compound embedded derivative instrument that would then be bifurcated and accounted for separately from the host contract under Statement 133.
Accordingly, the two embedded derivatives should be bundled into a single derivative instrument and accounted for at fair value. The warrant should also be accounted for at fair value.
The Company determined, with the assistance of a third-party valuation firm, that the fair value of the combined embedded derivative at inception was $986,800 and the initial fair value of the warrant was $227,500. The Company initially did not separately account for these items when it issued the Preferred Stock. However, because these amounts are material, the Company has determined that it should restate previously issued financial statements for periods subsequent to the issuance of the Preferred Stock to properly account for the combined embedded derivative and warrant at fair value.
The Company will account for the issuance of the Preferred Stock by decreasing the amount of the proceeds initially credited to Preferred Stock by $1,214,300 and crediting liabilities of $1,214,300 for the combined embedded derivative and for the fair value of the warrant. In subsequent periods, the liabilities relating to the combined embedded derivative and warrant will be accounted for at fair value, with changes in fair value recognized in earnings.
The discount to the recorded value of the Preferred Stock resulting from the allocation of proceeds to the combined embedded derivative and the warrant will be accreted as a Preferred Stock dividend to increase the recorded balance of the Preferred Stock to its redemption value. Consistent with the guidance in EITF Topic No. D-98, “Classification and Measurement of Redeemable Securities,” the discount will be accreted from date of issuance to the earliest date the securities can be redeemed, which is November 28, 2005. (See EITF Topic No. D-98, paragraph 16.)